UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the Quarter Ended December 31, 2008
Commission File Number 1-14840
AMDOCS LIMITED
Suite 5, Tower Hill House Le Bordage
St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands
Amdocs, Inc.
1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
FORM 20-F ☑             FORM 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
YES ☐           NO ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

AMDOCS LIMITED
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
FOR THE QUARTER ENDED DECEMBER 31, 2008
This report on Form 6-K shall be incorporated by reference into the Registration Statements on Form F-3 (File Nos. 333-114079 and 333-114344) and any other Registration Statement filed by the Registrant that by its terms automatically incorporates the Registrant’s filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

PART I FINANCIAL INFORMATION
Item 1. Financial Statements
AMDOCS LIMITED
CONSOLIDATED BALANCE SHEETS
(dollar and share amounts in thousands, except per share data)

	As of
	December 31,	September 30,
	2008	2008
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$623,261	$718,850
Short-term interest-bearing investments	656,566	525,528
Accounts receivable, net	539,968	573,764
Deferred income taxes and taxes receivable	93,932	84,515
Prepaid expenses and other current assets	104,506	102,930

Total current assets	2,018,233	2,005,587

Equipment and leasehold improvements, net	302,941	317,081
Deferred income taxes	186,075	187,173
Goodwill	1,541,562	1,526,371
Intangible assets, net	289,887	270,551
Other noncurrent assets	255,645	272,300

Total assets	$4,594,343	$4,579,063

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$183,736	$157,357
Accrued expenses and other current liabilities	218,354	224,699
Accrued personnel costs	206,501	218,229
Short-term portion of financing arrangements	4,435	1,660
Deferred revenue	150,368	197,851
Deferred income taxes and taxes payable	40,022	30,228

Total current liabilities	803,416	830,024

Convertible notes	350,000	450,000
Borrowing under long-term financing arrangements	100,000	—
Deferred income taxes and taxes payable	266,676	266,548
Noncurrent liabilities and other	200,648	227,300
Total liabilities	1,720,740	1,773,872

Shareholders’ equity:
Preferred Shares – Authorized 25,000 shares; £0.01 par value; 0 shares issued and outstanding	—	—
Ordinary Shares – Authorized 550,000 shares; £0.01 par value; 240,993 and 240,836 issued and 203,605 and 203,916 outstanding, respectively	3,903	3,900
Additional paid-in capital	2,278,895	2,264,800
Treasury stock, at cost –37,388 and 36,920 Ordinary Shares, respectively	(919,874)	(907,280)
Accumulated other comprehensive loss	(22,173)	(14,834)
Retained earnings	1,532,852	1,458,605

Total shareholders’ equity	2,873,603	2,805,191
Total liabilities and shareholders’ equity	$4,594,343	$4,579,063

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(dollar and share amounts in thousands, except per share data)

	Three months ended
	December 31,
	2008	2007
Revenue:
License	$44,601	$26,217
Service	709,238	716,033

	753,839	742,250

Operating expenses:
Cost of license	991	774
Cost of service	484,051	470,741
Research and development	56,229	56,015
Selling, general and administrative	90,265	97,665
Amortization of purchased intangible assets	20,254	21,753
Restructuring charges and in-process research and development	20,780	—

	672,570	646,948

Operating income	81,269	95,302

Interest income and other, net	2,235	8,816

Income before income taxes	83,504	104,118
Income taxes	9,257	8,454

Net income	$74,247	$95,664

Basic earnings per share	$0.37	$0.46

Diluted earnings per share	$0.35	$0.44

Basic weighted average number of shares outstanding	202,454	208,109

Diluted weighted average number of shares outstanding	212,271	222,039

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)
(dollar and share amounts in thousands)

					Accumulated
			Additional		Other		Total
	Ordinary Shares		Paid-in	Treasury	Comprehensive	Retained	Shareholder’s
	Shares	Amount	Capital	Stock	(Loss) Income	Earnings	Equity
Balance as of September 30, 2008	203,916	$3,900	$2,264,800	$(907,280)	$(14,834)	$1,458,605	$2,805,191
Comprehensive income:
Net income	—	—	—	—	—	74,247	74,247
Unrealized loss on foreign currency hedging contracts, net of $(7) tax	—	—	—	—	(5,363)	—	(5,363)
Unrealized loss on short-term interest-bearing investments, net of $(159) tax	—	—	—	—	(2,327)	—	(2,327)
Unrealized gain on defined benefit plan, net of $(181) tax	—	—	—	—	351	—	351

Comprehensive income							66,908

Employee stock options exercised	95	3	1,106	—	—	—	1,109
Repurchase of shares	(468)	—	—	(12,594)	—	—	(12,594)
Tax benefit of stock options exercised	—	—	(428)	—	—	—	(428)
Issuance of restricted stock, net of forfeitures	62	—	—	—	—	—	—
Equity-based compensation expense related to employees	—	—	13,417	—	—	—	13,417
Balance as of December 31, 2008	203,605	$3,903	$2,278,895	$(919,874)	$(22,173)	$1,532,852	$2,873,603

As of December 31, 2008 and September 30, 2008, accumulated other comprehensive loss is comprised of unrealized loss on derivatives, net of tax, of $(10,520) and $(5,157), respectively, and unrealized loss on cash equivalents and short-term interest-bearing investments, net of tax, of $(11,788) and $(9,461), respectively and unrealized gain (loss) on defined benefit plan assets, net of tax, of $135 and $(216), respectively.
The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollar amounts in thousands)

	Three months ended December 31,
	2008	2007
Cash Flow from Operating Activities:
Net income	$74,247	$95,664
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	48,762	46,706
In-process research and development expenses	5,640	—
(Gain) loss on sale of equipment	(41)	106
Equity-based compensation expense	13,417	14,216
Deferred income taxes	744	(9,192)
Gain on repurchase of convertible notes	(2,112)	—
Excess tax benefit from equity-based compensation	(1)	(65)
Loss (gain) from short-term interest-bearing investments and other	1,442	(332)
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	34,495	(64,121)
Prepaid expenses and other current assets	900	(2,449)
Other noncurrent assets	18,461	(7,345)
Accounts payable, accrued expenses and accrued personnel	24,885	4,516
Deferred revenue	(50,011)	17,168
Income taxes payable	(4,614)	(5,560)
Noncurrent liabilities and other	(24,928)	3,834

Net cash provided by operating activities	141,286	93,146

Cash Flow from Investing Activities:
Proceeds from sale of equipment, vehicles and leasehold improvements	123	284
Payments for purchase of equipment and leasehold improvements	(30,235)	(34,509)
Proceeds from sale of short-term interest-bearing investments	113,570	155,018
Purchase of short-term interest-bearing investments	(248,538)	(176,149)
Net cash paid for acquisitions	(55,543)	(9,069)

Net cash used in investing activities	(220,623)	(64,425)

Cash Flow from Financing Activities:
Borrowing under long-term financing arrangements	100,000	—
Repurchase of convertible notes	(97,888)	—
Repurchase of shares	(20,014)	(69,332)
Borrowing under short-term financing arrangements	540	—
Proceeds from employee stock options exercised	1,109	6,444
Excess tax benefit from equity-based compensation	1	65

Net cash used in financing activities	(16,252)	(62,823)

Net decrease in cash and cash equivalents	(95,589)	(34,102)
Cash and cash equivalents at beginning of period	718,850	615,501

Cash and cash equivalents at end of period	$623,261	$581,399

Supplementary Cash Flow Information
Cash paid for:
Income taxes, net of refunds	$9,730	$22,118
Interest	267	537
The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data)
1. Basis of Presentation
     Amdocs Limited (“Amdocs” or the “Company”) is a leading provider of software products and services to the communication, media and entertainment industry. The Company and its subsidiaries operate in one segment, providing integrated products and services. The Company designs, develops, markets, supports, implements and operates customer experience systems, including revenue, customer and information management, digital commerce and service delivery, service and resource management, and consulting and managed services, primarily to leading wireless, wireline, broadband cable and satellite service providers throughout the world. Amdocs also offers a full range of directory sales and publishing systems.
     The unaudited consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature.
     The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations of the interim periods in which changes are determined to be necessary.
     The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full fiscal year. These statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with GAAP. These statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended September 30, 2008, set forth in the Company’s Annual Report on Form 20-F filed on December 8, 2008 with the U.S. Securities and Exchange Commission (the “SEC”).
     Reclassification
     Certain immaterial amounts in prior year financial statements have been reclassified to conform to the current year presentation.
2. Recent Accounting Pronouncements
     In March 2008, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (“SFAS No. 161”). SFAS No. 161 applies to all derivative instruments and nonderivative instruments that are designated and qualify as hedging instruments and related hedged items accounted for under SFAS No. 133. SFAS No. 161 requires entities to provide greater transparency through additional disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, results of operations, and cash flows.

AMDOCS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data)
SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Although SFAS No. 161 requires the Company to make additional disclosures, it does not affect the underlying accounting policy or the application thereof.
     In December 2007, the FASB issued SFAS No. 141 (revised), “Business Combinations” (“SFAS No. 141(R)”). SFAS No. 141(R) significantly changes the accounting for business combinations and establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree and recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase. SFAS No. 141(R) applies to the Company prospectively for business combinations for which the acquisition date is on or after October 1, 2009.
     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS No. 160”). SFAS No. 160 changes the accounting for noncontrolling (minority) interests in consolidated financial statements including the requirements to classify noncontrolling interests as a component of consolidated stockholders’ equity, the elimination of “minority interest” accounting in results of operations and changes in the accounting for both increases and decreases in a parent’s controlling ownership interest. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008, and early adoption is prohibited. The Company does not expect that the application of SFAS No.160 will have a material impact on its consolidated results of operations and financial condition.
3. Adoption of New Accounting Standard
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. In October 2008, the FASB issued FASB Staff Position (“FSP”) No. 157-3 “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP No.157-3”). FSP 157-3 clarifies the application of SFAS No. 157 in a market that is not active, and provides guidance on the key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. Effective October 1, 2008, the Company adopted the measurement and disclosure requirements related to financial assets and financial liabilities. The adoption of SFAS No.157 for financial assets and financial liabilities did not have a material impact on its results of operations or the fair values of its financial assets and liabilities. Please see Note 4 to the unaudited Consolidated Financial Statements.
     In February 2008, the FASB issued FSP No. SFAS No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP No. 157-2”) which provides a one-year deferral of the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value on a recurring basis (at least annually). The Company is currently assessing the impact that SFAS No.157 will have on its results of operations and financial position when it is applied to nonfinancial assets and nonfinancial liabilities beginning in the first quarter of fiscal 2010.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” including an amendment of SFAS No. 115 (“SFAS No. 159”), which allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities under an instrument-by-instrument election. If the fair value option is elected for an instrument, subsequent changes in fair value for that instrument will be recognized in earnings. Effective October 1, 2008, the Company adopted SFAS No. 159, but it has not elected the fair value option for any eligible financial instruments as of December 31, 2008.

AMDOCS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data)
4. Fair Value Measurement
     SFAS No. 157 defines fair value as the price that would be received from selling an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.
     SFAS No. 157 establishes a three level fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs that may be used to measure fair value are as follows:
Level 1: Quoted prices in active markets for identical assets or liabilities;
Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets), or other inputs that are observable (model-derived valuations in which significant inputs are observable) or can be derived principally from, or corroborated by, observable market data; and
Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis at December 31, 2008:

	Level 1	Level 2	Total
Money market funds	$383,329	$—	$383,329
Available-for-sale securities	228,665	499,146	727,811
Derivative financial instruments, net	—	(23,375)	(23,375)

Total	$611,994	$475,771	$1,087,765

     Available for sale securities that are classified as Level 2 assets are priced using quoted market prices for similar instruments and non-binding market prices that are corroborated by observable market data. The Company’s derivative instruments are classified as Level 2 as they represent foreign currency and option contracts valued primarily based on observable inputs including both forward and spot prices for currencies.

AMDOCS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data)
5. Accounts Receivable, Net
     Accounts receivable, net consists of the following:

	As of
	December 31,	September 30,
	2008	2008
Accounts receivable – billed	$492,963	$560,064
Accounts receivable – unbilled	54,926	48,264
Less—allowances (1)	(7,921)	(34,564)

Accounts receivable, net	$539,968	$573,764

(1)	The decrease in accounts receivable allowances in the three months ended December 31, 2008, was primarily attributable to a settlement with a customer by which the allowances were written-off against the related accounts receivable. This had no impact on revenue or net income in the three months ended December 31, 2008.
6. Comprehensive Income
     Comprehensive income represents the change in shareholders’ equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.
     The following table sets forth the reconciliation from net income to comprehensive income for the following periods:

	Three months ended
	December 31,
	2008	2007
Net income	$74,247	$95,664
Other comprehensive income:
Unrealized (loss) gain on foreign currency hedging contracts, net of tax	(5,363)	4,062
Unrealized (loss) gain on short-term interest-bearing investments, net of tax	(2,327)	462
Unrealized gain on defined benefit plan, net of tax	351	—

Comprehensive income	$66,908	$100,188

AMDOCS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data)
7. Income Taxes
     The provision for income taxes for the following periods consisted of:

	Three months ended
	December 31,
	2008	2007
Current	$8,395	$18,388
Deferred	862	(9,934)

	$9,257	$8,454

     The Company’s effective income tax rate varied from the statutory Guernsey tax rate as follows for the following periods:

	Three months ended
	December 31,
	2008	2007
Statutory Guernsey tax rate	0%	20%
Guernsey tax-exempt status	—	(20)
Foreign taxes	11	8

	11%	8%

     As a Guernsey company subject to a corporate tax rate of zero percent, the Company’s overall effective tax rate is attributable to foreign taxes. Tax legislation enacted in Guernsey with effect from January 1, 2008 repealed the exemption that the Company previously utilized, and subjects the Company to a corporate tax rate of zero percent, which has not affected the Company’s overall effective tax rate.
     As of December 31, 2008, deferred tax assets of $69,096, derived primarily from net capital and operating loss carry forwards related to some of the Company’s subsidiaries, were offset by valuation allowances related to the uncertainty of realizing tax benefit for such losses. When realization of the tax benefits associated with such losses is deemed more likely than not, $43,268 of the valuation allowance will be released through goodwill when it relates to a business combination, and the remainder will be released through income taxes.
     The total amount of gross unrecognized tax benefits, which includes interest and penalties, was $85,683 as of December 31, 2008, of which $81,637 would affect the effective tax rate if realized.
     As of December 31, 2008, the Company has accrued $12,262 in income taxes payable for interest and penalties relating to unrecognized tax benefits.
     The Company is currently under audit in several jurisdictions for the tax years 2001 and onwards. Timing of the resolution of audits is highly uncertain and therefore the Company cannot estimate the change in unrecognized tax benefits resulting from these audits within the next 12 months.

AMDOCS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data)
8. Earnings Per Share
     The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended
	December 31,
	2008	2007
Numerator:
Numerator for basic earnings per share	$74,247	$95,664
Effect of assumed conversion of 0.5% convertible notes	864	985

Numerator for diluted earnings per share	$75,111	$96,649

Denominator:
Denominator for basic earnings per share— weighted average number of shares outstanding	202,454	208,109
Effect of assumed conversion of 0.5% convertible notes	9,158	10,436
Effect of dilutive stock options granted	333	3,109
Effect of restricted stock issued	326	385

Denominator for diluted earnings per share — adjusted weighted average shares and assumed conversions	212,271	222,039

Basic earnings per share	$0.37	$0.46

Diluted earnings per share	$0.35	$0.44

9. Repurchase of Securities
     In August 2007, the Company announced that its board of directors had authorized a share repurchase plan allowing the repurchase of up to $400,000 of its outstanding ordinary shares. The authorization permits the Company to purchase its ordinary shares in open market or privately negotiated transactions at times and prices that it considers appropriate. During the three months ended December 31, 2008, the Company repurchased 468 ordinary shares under this repurchase program, at an average price of $26.90 per share (excluding broker and transaction fees). The Company had remaining authority, as of December 31, 2008, to repurchase up to $82,723 of its ordinary shares under this plan.
     During the first quarter of fiscal 2009, using proceeds from its five-year revolving credit facility as described in Note 10, the Company purchased $100,000 aggregate principal amount of its 0.50% convertible notes at an average price of 98% of the principal amount, excluding accrued interest and transaction fees. In March 2009, the notes are redeemable by the Company, and if the Company does not

AMDOCS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data)
elect to redeem the notes, then the holders of the notes may require the Company to repurchase the notes at a purchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest. The Company anticipates that a substantial portion of the outstanding notes will be put to the Company in March 2009 if the Company does not elect to redeem or repurchase the notes. As of December 31, 2008, the notes are classified as long term obligations due to the stated maturity date.
10. Financing Arrangements
     In November 2007, the Company entered into an unsecured $500,000 five-year revolving credit facility with a syndicate of banks, which is available for general corporate purposes, including acquisitions and repurchases of the Company’s ordinary shares that the Company may consider from time to time. The interest rate for borrowings under the revolving credit facility is chosen at the Company’s option from several pre-defined alternatives, depends on the circumstances of any advance and is based on the Company’s credit ratings. As of December 31, 2008, the Company was in compliance with financial covenants under the revolving credit facility. During the first quarter of fiscal 2009, the Company borrowed $100,000 under the facility which accrues interest at rate equal to LIBOR plus a 35 basis points margin, and used the proceeds to repurchase a portion of its outstanding notes as described in Note 9.
11. Stock Option and Incentive Plan
     In January 1998, the Company adopted the 1998 Stock Option and Incentive Plan (the “Plan”), which provides for the grant of restricted stock awards, stock options and other equity-based awards to employees, officers, directors and consultants. The purpose of the Plan is to enable the Company to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in the Company. Since its adoption, the Plan has been amended on several occasions to, among other things, increase the number of ordinary shares issuable under the Plan. In 2008, the maximum number of ordinary shares authorized to be granted under the Plan was increased from 46,300 to 55,300. Awards granted under the Plan generally vest over a period of four years and stock options have a term of ten years.
     The following table summarizes information about options to purchase the Company‘s ordinary shares, as well as changes during the three-month period ended December 31, 2008:

			Weighted
		Weighted	Average
		Average	remaining
	Number of	Exercise	Contractual
	Options	Price	Term
Outstanding as of October 1, 2008	22,387.7	$32.89

Granted	1,926.3	19.46
Exercised	(94.9)	11.68
Forfeited	(1,259.4)	35.93

Outstanding as of December 31, 2008	22,959.7	$31.69	6.04

Exercisable as of December 31, 2008	14,651.9	$32.62	4.41

AMDOCS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data)
     The following table summarizes information relating to awards of restricted shares, as well as changes to such awards during the three-month period ended December 31, 2008:

		Weighted
	Number of	Average Grant
	Shares	Date Fair Value
Outstanding unvested shares as of October 1, 2008	1,105.1	$33.78

Granted	247.8	19.53
Vested	(130.1)	34.04
Forfeited	(185.2)	36.83

Outstanding unvested shares as of December 31, 2008	1,037.6	$29.80

     As of December 31, 2008, there was $59,883 of unrecognized compensation expense related to unvested stock options and unvested restricted stock awards. The Company recognizes compensation costs using the graded vesting attribution method which results in a weighted average period of approximately one year over which the unrecognized compensation expense is expected to be recognized.
     Equity-based payments to employees, including grants of employee stock options, are recognized in the statements of income based on their fair values in accordance with SFAS No. 123 (revised 2004), “Share-Based Payment,” a revision of SFAS No. 123 (“SFAS No. 123(R)”) and Staff Accounting Bulletin No. 107 (“SAB No.107”), which provides supplemental implementation guidance on SFAS No. 123(R).
     Employee equity-based compensation pre-tax expense under SFAS 123(R) for the three months ended December 31, 2008 and 2007 was as follows:

	Three Months Ended
	December 31,	December 31,
	2008	2007
Cost of service	$5,711	$6,282
Research and development	1,062	1,376
Selling, general and administrative	6,644	6,558

Total	$13,417	$14,216

     The total income tax benefit recognized in the income statement for stock-based compensation (including restricted shares) for the three months ended December 31, 2008 and 2007 was $1,583 and $1,396, respectively.
     The Company selected the Black-Scholes option pricing model as the most appropriate fair value method for its equity-based awards and recognizes compensation costs using the graded vesting

AMDOCS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data)
attribution method. The Black-Scholes option pricing model assumptions used are noted in the following table (all in weighted averages for options granted during the period):

	Three months ended
	December 31,
	2008	2007
Risk-free interest rate (1)	2.09%	3.47%
Expected life of stock options (2)	4.44	4.18
Expected volatility (3)	0.51	0.32
Expected dividend yield (4)	None	None

Fair value per option	$8.36	$10.55

(1)	Risk-free interest rate is based upon U.S. Treasury yield curve appropriate for the term of the Company‘s employee stock options.

(2)	Expected life of stock options is based upon historical experience.

(3)	Expected volatility for the three months ended December 31, 2008 and 2007 is based on a combination of implied volatility of the Company’s traded options and historical stock price volatility (“blended volatility”).

(4)	Expected dividend yield is based on the Company’s history and future expectation of dividend payouts.
     Equity-based compensation recognized is reduced for estimated forfeitures and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.
12. Operational Efficiency and Cost Reduction Programs
     In accordance with SFAS No.112 “Employers’ Accounting for Post Employment Benefits” (“SFAS No. 112”) and SFAS No.146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”), the Company recognized a total of $15,140 in restructuring charges in the three months ended December 31, 2008, as described below.
     In the three months ended December 31, 2008, the Company commenced a series of measures designed to align its operational structure to its expected future activities and to improve efficiency. As part of this plan, the Company recorded a charge of $14,187 consisting primarily of employee separation costs in connection with the termination of the employment of software and information technology specialists and administrative professionals at various locations around the world. An immaterial amount of the total charge had been paid in cash as of December 31, 2008.
     In addition, the Company recorded a charge of $953 related to the cost reduction program that commenced in the fourth quarter of fiscal 2008, consisting primarily of employee separation costs. As of December 31, 2008, $4,640 of the costs associated with this plan had not yet been paid in cash.
     These expenses related to the Company’s operational efficiency and cost reduction programs are included in restructuring charges and in-process research and developments.

AMDOCS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data)
13. Contingencies
     Legal Proceedings
     The Company is involved in various legal proceedings arising in the normal course of its business. Based upon the advice of counsel, the Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.
     The Company generally sells its products with a limited warranty for a period of 90 days. The Company’s policy is to account for warranty costs, if needed, based on historical trends in product failure. Based on the Company’s experience, only minimal warranty services have been required and, as a result, the Company did not accrue any amounts for product warranty liability during the three months ended December 31, 2008 and 2007.
     The Company generally indemnifies its customers against claims of intellectual property infringement made by third parties arising from the use of the Company’s software. To date, the Company has incurred and recorded only minimal costs as a result of such obligations and in its consolidated financial statements.

Item 2. Operating and Financial Review and Prospects
Forward Looking Statements
     This section contains forward-looking statements (within the meaning of the United States federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as “expect”, “anticipate”, “believe”, “seek”, “estimate”, “project”, “forecast”, “continue”, “potential”, “should”, “would”, “could”, and “may”, and other words that convey uncertainty of future events or outcome. Statements that we make in this document that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We disclaim any obligation to update our forward-looking statements, except where applicable law may otherwise require us to do so.
     Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in markets in which we operate; changes in the demand for our products and services; consolidation within the industries in which our customers operate; the loss of a significant customer; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; litigation and regulatory proceedings; and acts of war or terrorism. For a discussion of these important factors and other risks, please read the information set forth under the caption “Risk Factors” in our Annual Report on Form 20-F for fiscal 2008 that we filed on December 8, 2008 with the U.S. Securities and Exchange Commission (“SEC”).

Overview of Business and Trend Information
     Amdocs is a leading provider of software and services for communications, media and entertainment industry service providers. Although our market focus has traditionally been primarily on Tier 1 and Tier 2 service providers in developed markets, we have begun to focus on Tier 3 and 4 providers in these markets, and on providers in emerging markets, such as the Commonwealth of Independent States, Asia- Pacific and Latin America.
     We develop, implement and manage software and services associated with the business support systems and operational support systems (BSS and OSS) that enable service providers to deliver a better customer experience, by, for example, introducing products quickly, understanding their customers more deeply, processing orders efficiently and solving problems productively. We refer to these systems collectively as customer experience systems because of the crucial impact and increasing importance that these systems have on the service providers’ end-user experience.
     We believe the demand for our customer experience systems is primarily driven by the need of service providers to anticipate and respond to market dynamics. In established markets, service providers are transforming their businesses as they attempt to derive revenue and profit from IP-based digital content and commerce services, while confronting increased competition from non-traditional competitors, including major Internet companies and handset manufacturers (which also may be network equipment providers). In emerging markets, many startup operations are introducing communications services to markets for the first time, coping with massive scale and relatively rapid growth; other companies are undergoing consolidations as providers with global brands seek to do business in these new geographies. Regardless of whether providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe they will succeed by differentiating their offerings by delivering a customer experience that is simple, personal and valuable at every point of service. We refer to this type of customer experience as the “intentional customer experience.” We seek to address these market forces through a strategy of forward-looking product development and holistic, vertical integration encompassing all systems from the customer to the network. Our goal is to supply software products and services that provide functionality and flexibility to service providers as they — and their markets — grow and change.
     We also offer a full range of directory sales and publishing systems and related services, which we refer to as directory systems, for publishers of both traditional printed yellow and white page directories and electronic Internet directories.
     In the first quarter of fiscal 2009, as macroeconomic conditions continued to worsen, our customers reacted more rapidly than we had previously anticipated by reducing their spending and delaying some new projects. In addition, the U.S. dollar continued to strengthen against other currencies, which contributed to a decrease in our reported revenue. As a result, our revenue for the first quarter of fiscal 2009 was $753.8 million, a 1.6% increase from the first quarter of fiscal 2008, which was below our previously announced expectations for the quarter.
     In response to these conditions, we have taken steps to protect our operating margins and cash flow, which are subject to greater control during downturns in the business cycle. We have tightened expense controls and reduced our workforce to adjust our cost structure to current business conditions. Although the prospects for the balance of fiscal 2009 are uncertain, we continue to focus on our profitability by carefully managing our cost structure in a year where revenue may decline from the previous year.
     Nevertheless, we believe that, in these challenging economic times, service providers will seek to work with large, stable, well-capitalized vendors, creating an advantage for Amdocs against smaller vendors. In addition, by combining an integrated product offering and domain expertise with a track record of success in large-scale system delivery, we strive to reduce project risk for our customers. We believe that this is a competitive differentiator for Amdocs versus systems integrators and enterprise software vendors. In the meantime, we are conducting our business with discipline to protect margins and cash flow, and continue to invest in growth drivers such as broadband cable and satellite, OSS, managed services and emerging markets, that we believe will strengthen our market-leading position when the economy recovers.

     We conduct our business globally, and as a result we are subject to the effects of global economic conditions and, in particular, market conditions in the communications, media and entertainment industry. In the three months ended December 31, 2008, customers in North America accounted for 74.5% of our revenue, while customers in Europe and the rest of the world accounted for 14.8% and 10.7%, respectively. We maintain development facilities in China, Cyprus, India, Ireland, Israel and the United States.
     We derive our revenue principally from:
–	the initial sales of licenses to use our products and related services, including modification, implementation, integration and customization services,

–	the sale of high-level business consulting that includes services that advise, transform, integrate and optimize technology and business processes,

–	providing managed services and other related services for our solutions, and

–	recurring revenue from ongoing support, maintenance and enhancements provided to our customers, and from incremental license fees resulting from increases in a customer‘s business volume.
     Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed and determinable; and (iv) collectability of the fee is reasonably assured. We usually sell our software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. As a result, we generally recognize combined license and service revenue over the course of these long-term projects using the percentage of completion method of accounting. Initial license fee revenue is recognized as work is performed, using the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of specified conditions in each contract, based on a customer’s subscriber or transaction volume or other measurements when greater than the level specified in the contract for the initial license fee. Service revenue that involves significant ongoing obligations, including fees for software customization, implementation and modification, also is recognized as work is performed, under the percentage of completion method of accounting. Revenue from software solutions that do not require significant customization and modification is recognized upon delivery or as services are provided. In managed services contracts, we typically recognize revenue from the operation of a customer’s system as services are performed based on time elapsed, output produced or volume of data processed, depending on the specific contract terms of the managed services arrangement. Revenue from ongoing support services is recognized as work is performed or based on straight line over the service period.
     Revenue from third-party hardware sales is recognized upon delivery and installation, and revenue from third-party software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement.
     As a result of a significant portion of our revenue being subject to the percentage of completion accounting method, the size and timing of customer projects and our progress in completing such projects may significantly affect our annual and quarterly operating results.
     Revenue from managed services arrangements is included in both license and service revenue. Revenue generated in connection with managed services arrangements is a significant part of our business, accounting for approximately 40% of our total revenue in the three months ended December 31, 2008 and 2007, and these arrangements generate substantial, long-term revenue streams, cash flow and operating income. In the initial period of our managed services projects, we may invest in modernization and consolidation of the customer’s systems. Invoices are usually structured on a periodic fixed or unit charge basis. Managed services projects can be less profitable in the initial period, however, margins tend to improve over time as we derive benefit from the operational efficiencies and from changes in the geographical mix of our resources.

Recent Accounting Standards
     In March 2008, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 161, “Disclosures about Derivative Instruments and Hedging Activities”, an amendment of SFAS No. 133” (“SFAS No. 161”). SFAS No. 161 applies to all derivative instruments and nonderivative instruments that are designated and qualify as hedging instruments and related hedged items accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). SFAS No. 161 requires entities to provide greater transparency through additional disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, results of operations, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Although SFAS No. 161 requires us to make additional disclosures, it does not affect the underlying accounting policy or the application thereof.
     In December 2007, the FASB issued SFAS No. 141 (revised), Business Combinations (“SFAS No. 141(R)”). SFAS No.141(R) significantly changes the accounting for business combinations and establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree and recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase. SFAS No. 141(R) applies to us prospectively for business combinations for which the acquisition date is on or after October 1, 2009.
     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS No. 160”). SFAS No. 160 changes the accounting for noncontrolling (minority) interests in consolidated financial statements including the requirements to classify noncontrolling interests as a component of consolidated stockholders’ equity, the elimination of “minority interest” accounting in results of operations and changes in the accounting for both increases and decreases in a parent’s controlling ownership interest. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008, and early adoption is prohibited. We do not expect that the application of SFAS No.160 will have a material impact on our consolidated results of operations and financial condition.
Adoption of New Accounting Standard
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. In October 2008, the FASB issued FASB Staff Position (“FSP”) No. 157-3 “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP No. 157-3”). FSP No.157-3 clarifies the application of SFAS No. 157 in a market that is not active, and provides guidance on the key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. Effective October 1, 2008, we adopted the measurement and disclosure requirements related to financial assets and financial liabilities. The adoption of SFAS No. 157 for financial assets and financial liabilities did not have a material impact on our results of operations or the fair values of our financial assets and liabilities. Please see Note 4 to the unaudited consolidated financial statements.
     In February 2008, the FASB issued FSP No. SFAS No. 157-2, Effective Date of SFAS No. 157, which provides a one-year deferral of the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value on a recurring basis (at least annually). We are currently assessing the impact that SFAS No. 157 will have on our results of operations and financial position when it is applied to nonfinancial assets and nonfinancial liabilities beginning in the first quarter of fiscal 2010.
     In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” including an amendment of SFAS No. 115 (“SFAS No. 159”), which allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities under an instrument-by-instrument election. If the fair value option is elected for an instrument, subsequent changes in fair value for that instrument will be recognized in earnings. Effective October 1, 2008, we adopted SFAS No. 159, but we have not elected the fair value option for any eligible financial instruments as of December 31, 2008.
Operational Efficiency and Cost Reduction Program
     In the first quarter of fiscal 2009, we commenced a series of measures designed to align our operational structure to our expected future activities and to improve efficiency. As part of this plan, we recorded a charge of $14.2 million consisting primarily of employee separation costs in connection with the termination of the employment of software and information technology specialists and administrative professionals at various locations around the world. In addition, we implemented other cost reduction measures, including reductions in travel expenses and other discretionary costs.
     In the first quarter of fiscal 2009, we recorded an additional charge of $0.9 million related our cost reduction program commenced in the fourth quarter of fiscal 2008, consisting primarily of employee separation costs.

Results of Operations
     The following table sets forth for the three months ended December 31, 2008 and 2007 certain items in our consolidated statements of income reflected as a percentage of total revenue:

	Three months ended
	December 31,
	2008	2007
Revenue:
License	5.9%	3.5%
Service	94.1	96.5

	100.0	100.0

Operating expenses:
Cost of license	0.1	0.1
Cost of service	64.2	63.4
Research and development	7.5	7.6
Selling, general and administrative	12.0	13.2
Amortization of purchased intangible assets	2.7	2.9
Restructuring charges and in-process research and development	2.8	—
	89.3	87.2

Operating income	10.7	12.8
Interest income and other, net	0.3	1.2

Income before income taxes	11.0	14.0
Income taxes	1.2	1.1

Net income	9.8%	12.9%

     Three Months Ended December 31, 2008 and 2007
     The following is a tabular presentation of our results of operations for the three months ended December 31, 2008 compared to the three months ended December 31, 2007. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Three months ended
	December 31,		Increase (Decrease)
	2008	2007	Amount	%
	(in thousands)
Revenue:
License	$44,601	$26,217	$18,384	70.1%
Service	709,238	716,033	(6,795)	(0.9)

	753,839	742,250	11,589	1.6

Operating expenses:
Cost of license	991	774	217	28.0
Cost of service	484,051	470,741	13,310	2.8
Research and development	56,229	56,015	214	0.4
Selling, general and administrative	90,265	97,665	(7,400)	(7.6)
Amortization of purchased intangible assets	20,254	21,753	(1,499)	(6.9)
Restructuring charges and in-process research and development	20,780	—	20,780	100.0
	672,570	646,948	25,622	4.0

Operating income	81,269	95,302	(14,033)	(14.7)
Interest income and other, net	2,235	8,816	(6,581)	(74.6)

Income before income taxes	83,504	104,118	(20,614)	(19.8)
Income taxes	9,257	8,454	803	9.5

Net income	$74,247	$95,664	$(21,417)	(22.4)%

     Revenue. Total revenue increased by $11.6 million, or 1.6%, to $753.8 million in the three months ended December 31, 2008, from $742.3 million in the three months ended December 31, 2007. Revenue in the three months ended December 31, 2008 was affected by the continuing downturn in macroeconomic conditions, which resulted in longer project sale cycles across our business. The increase in revenue in the three months ended December 31, 2008 was primarily attributable to revenue from consolidation and transformation projects for Tier 1 and for cable and satellite customers, revenue from customers in emerging markets and revenue from managed services customers, partially offset by foreign exchange impacts.
     Deferred revenue decreased to $150.4 million as of December 31, 2008 from $197.9 million as of September 30, 2008, primarily due to progress on various projects without significant offsetting additions due to the decrease in the pace of new project commitments.
     License revenue in the three months ended December 31, 2008 increased by $18.4 million, or 70.1%, from $26.2 million in the three months ended December 31, 2007, primarily due to progress on projects with relatively higher portion of license and subsequent license fees.
     License and service revenue attributable to the sale of customer experience systems was $701.0 million in the three months ended December 31, 2008, an increase of $28.3 million, or 4.2%, over the three months ended December 31, 2007. The increase was primarily attributable to revenue from managed services customers, revenue from consolidation and transformation projects for Tier 1 and for cable and satellite customers and revenue from customers in emerging markets, partially offset by foreign exchange impacts. License and service revenue resulting from the sale of customer experience systems represented 93.0% and 90.6% of our total revenue in the three months ended December 31, 2008 and 2007, respectively.
     License and service revenue attributable to the sale of directory systems was $52.8 million in the three months ended December 31, 2008, a decrease of $16.7 million, or 24.0%, as compared to the three months ended December 31, 2007. The decrease was primarily attributable to decrease in projects related to our existing customers as well as to foreign exchange impacts. License and service revenue from the sale of directory systems represented 7.0% and 9.4% of our total revenue in the three months ended December 31, 2008 and 2007, respectively. We believe that we are a leading provider of directory systems in most of the markets we serve. In the near term, we do not anticipate the market for these services to increase significantly.
     In the three months ended December 31, 2008, revenue from customers in North America, Europe and the rest of the world accounted for 74.5%, 14.8% and 10.7%, respectively, of total revenue compared to 67.4%, 17.3% and 15.3%, respectively, in the three months ended December 31, 2007. The increase in revenue contributed from customers in North America was attributable to revenue from consolidation and transformation projects for Tier 1 and for cable and satellite customers and to revenue from managed services customers partially offset by foreign exchange impacts. The decrease in revenue contributed from customers in Europe and the rest of the world was primarily attributable to completion of projects, a decrease in the pace of new project commitments and foreign exchange impacts.
     Cost of License and Service. Cost of license mainly includes royalty payments to software suppliers. Cost of service consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products. The increase in cost of license and service in the three months ended December 31, 2008 was $13.5 million, or 2.9%, which is higher than the increase in our total revenue in the first quarter of fiscal 2009. As a percentage of revenue, cost of license and service was 64.3% in the three months ended December 31, 2008, compared to 63.5% in the three months ended December 31, 2007. Our cost of service in the three months ended December 31, 2008 was affected by expansion of our managed services activities, partially offset by cost savings resulting from measures designed to align our operational structure to expected future activities and to improve efficiency, our expansion into lower cost jurisdictions and to foreign exchange impacts. Margins from existing managed services tend to improve over time as we realize synergies, create cost efficiencies and improve business processes.
     Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense increased by $0.2 million, or 0.4%, to $56.2 million in the three months ended December 31, 2008, from $56.0 million in the three months ended December 31, 2007. Research and development expense slightly decreased as a percentage of revenue from 7.6% in the three months ended December 31, 2007 to 7.5% in the three months ended December 31, 2008. We believe that our research and development efforts are a key element of our strategy and are essential to our success and we intend to maintain our commitment to research and development. An increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.
     Selling, General and Administrative. Selling, general and administrative expense decreased by $7.4 million, or 7.6%, to $90.3 million in the three months ended December 31, 2008, from $97.7 million in the three months ended December 31, 2007. Selling, general and administrative expense is primarily comprised of compensation expense. The decrease in selling, general and administrative expense was primarily attributable to cost savings resulting from the measures designed to align our operational structure to expected future activities and to improve efficiency.

     Amortization of Purchased Intangible Assets. Amortization of purchased intangible assets in the three months ended December 31, 2008 was $20.3 million, compared to $21.8 million in the three months ended December 31, 2007. The decrease in amortization of purchased intangible assets was primarily due to purchased intangible assets that were fully amortized in the three months ended December 31, 2007, partially offset by amortization of intangible assets related to small acquisitions in fiscal 2008 and the first quarter of fiscal 2009.
     Restructuring Charges and In-Process Research and Development. Restructuring charges and in-process research and development in the three months ended December 31, 2008 consisted of a $15.1 million restructuring charge related primarily to our restructuring plan in the first quarter of fiscal 2009 and a $5.7 million charge for the write-off of purchased in-process research and development related to a small acquisition during the first quarter of fiscal 2009.
     Operating Income. Operating income decreased by $14.0 million, or 14.7%, to $81.3 million in the three months ended December 31, 2008, from $95.3 million in the three months ended December 31, 2007. The decrease in operating income was primarily attributable to the restructuring and in-process research and development charges in the three months ended December 31, 2008 and to the expansion of our managed services activities, partially offset by cost savings resulting from measures designed to align our operational structure to expected future activities and to improve efficiency and expansion into lower cost jurisdictions.
     Interest Income and Other, Net. Interest income and other, net decreased by $6.6 million to $2.2 million in the three months ended December 31, 2008, from $8.8 million in the three months ended December 31, 2007. The decrease in interest income and other, net, is primarily attributable to lower income on our short-term interest-bearing investments due to current market conditions partially offset by approximately $2.1 million in gains resulting from our repurchase of $100 million aggregate principal amount of our outstanding convertible notes and no foreign exchange impacts, compared to a foreign exchange loss in the three months ended December 31, 2007.
     Income Taxes. Income taxes for the three months ended December 31, 2008 were $9.3 million on pretax income of $83.5 million, resulting in an effective tax rate of 11.1%, compared to 8.1% in the three months ended December 31, 2007. Of the increase in our effective tax rate, approximately 5.1% was attributable to the geographical distribution of earnings from global operations, which was partially offset by approximately 1.3% attributable to changes in the valuation allowances and 0.8% attributable to the net effect of acquisition-related costs (which include amortization of purchased intangible assets, and in-process research and development), restructuring charges and equity-based compensation expense. Our effective tax rate may fluctuate between quarters as a result of discrete items that may affect a specific quarter.
     Net Income. Net income was $74.2 million in the three months ended December 31, 2008, compared to $95.7 million in the three months ended December 31, 2007. The decrease in net income was attributable mainly to the decrease in operating income and the decrease in interest income and other, net.
     Diluted Earnings Per Share. Diluted earnings per share decreased by $0.09, or 20.5%, to $0.35 in the three months ended December 31, 2008, from $0.44 in the three months ended December 31, 2007. The decrease in diluted earnings per share resulted primarily from the decrease in net income, partially offset by the decrease in diluted weighted average numbers of shares outstanding.

Liquidity and Capital Resources
     Cash, cash equivalents and short-term interest-bearing investments totaled $1,279.8 million as of December 31, 2008, compared to $1,244.4 million as of September 30, 2008. The increase was mainly attributable to $141.3 million in positive cash flow from operations and our $100 million borrowing under our revolving credit facility, partially offset by $97.9 million used to repurchase our convertible notes, $55.5 in net cash paid for acquisitions, $30.2 million for capital expenditures and $20.0 million used to repurchase our ordinary shares pursuant to our share repurchase program. Net cash provided by operating activities amounted to $141.3 million and $93.1 million for the three months ended December 31, 2008 and 2007, respectively.
     Our policy is to retain substantial cash balances in order to support our growth. We believe that our current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our operational needs for at least the next fiscal year.
     Our short-term interest-bearing investments are classified as available-for-sale securities. Unrealized gains or losses are reported as a separate component of accumulated other comprehensive income, net of tax. Such short-term interest-bearing investments consist primarily of U.S. government treasuries, U.S. agency securities and corporate bonds. We have conservative investment policy guidelines and, consistent with these guidelines, in prior years we also purchased AAA asset-backed obligations and mortgages. Our interest-bearing investments are stated at fair value. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1 or Level 2 investments, as defined by under SFAS No.157, since these vendors either provide a quoted market price in an active market or use observable inputs. See Note 4 to the Consolidated Financial Statements. We review various factors in determining whether we should recognize an impairment charge for our short-term interest-bearing investments, including our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than our cost basis, the credit ratings of the securities and the financial condition and near-term prospects of the issuers. Based on our considerations of these factors the other-than-temporary impairment on our short term interest-bearing investments was immaterial during the three months ended December 31, 2008 and 2007.
     In November 2007, we entered into an unsecured $500 million five-year revolving credit facility with a syndicate of banks, which is available for general corporate purposes, including acquisitions and repurchases of ordinary shares that we may consider from time to time. The interest rate for borrowings under the revolving credit facility is chosen at our option from several pre-defined alternatives, depends on the circumstances of any advance and is based on our credit ratings. As of December 31, 2008, we were in compliance with the financial covenants under the revolving credit facility. During the first quarter of fiscal 2009, we borrowed $100 million under the facility which accrues interest at rate equal to LIBOR plus 35 basis points margin, and used the proceeds to repurchase a portion of our outstanding notes as described below.
     During the first quarter of fiscal 2009, using proceeds from our revolving credit facility as described above, we repurchased $100 million aggregate principal amount of our notes at an average price of 98% of the principal amount, excluding accrued interest and transaction fees. We may, from time to time, purchase additional notes in market transactions. In March 2009, the remaining $350 million aggregate principal amount of notes outstanding is redeemable by us, and if we do not elect to redeem the notes, then the holders of the notes may require us to repurchase the outstanding notes at a purchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest. We anticipate that a substantial portion of the outstanding notes will be put to us in March 2009 if we do not elect to redeem or repurchase them.

     As of December 31, 2008, we had outstanding letters of credit and bank guarantees from various banks totaling $6.8 million. As of December 31, 2008, we had outstanding short-term loans totaling $2.0 million secured by specified pledges and guaranties.
     We have contractual obligations for our convertible notes, financing arrangements, non-cancelable operating leases and purchase obligations summarized in the tabular disclosure of contractual obligations in our Annual Report on Form 20-F for our fiscal year ended September 30, 2008. Other than our repurchase in the first quarter of 2009 of $100 million aggregate principal amount of our notes as described above, since September 30, 2008, there have been no material changes in our contractual obligations other than in the ordinary course of our business.
     Our capital expenditures were approximately $30.2 million in the three months ended December 31, 2008. Approximately 90% of these expenditures consisted of purchases of computer equipment, and the remainder to leasehold improvements and furniture and fixtures. The capital expenditures in the three months ended December 31, 2008 were mainly attributable to investments in our operating facilities and our development centers around the world. We fund our capital expenditures principally from operating cash flows. We do not anticipate any changes to this policy in the foreseeable future.
     From time to time, we have engaged in share repurchase programs in which we repurchase our shares in the open market or privately negotiated transactions and at times and prices we deem appropriate.
     In August 2007, our board of directors authorized a share repurchase plan allowing the repurchase of up to $400 million of our outstanding ordinary shares. The authorization permits us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we consider appropriate. In the first quarter of fiscal 2009, we repurchased approximately 0.5 million ordinary shares at an average price of $26.90 per share (excluding broker and transaction fees). Although we currently do not have any plans to repurchase additional ordinary shares, we had authority, as of December 31, 2008, to repurchase up to $82.7 million of our ordinary shares under this plan.
Currency Fluctuations
     We manage our foreign subsidiaries as integral direct components of our operations. The U.S. dollar is our functional currency. According to the salient economic factors indicated in SFAS No.52, “Foreign Currency Translation”, our cash flow, sale price, sales market, expense, financing and intercompany transactions and arrangement indicators are predominately denominated in the U.S. dollar. The operations of our foreign subsidiaries provide the same type of services with the same type of expenditure throughout the Amdocs group.
     During the three months ended December 31, 2008 and 2007, approximately 70% to 80% of our revenue and approximately 50% to 60% of our operating expenses were in U.S. dollars or linked to the U.S. dollar. As our customers may seek contracts that are denominated in currencies other than the U.S. dollar and as our operational activities outside of the United States increase, the percentage of our revenue and operating expenses in U.S. dollar or linked to the U.S. dollar may decrease over time, which may increase our exposure to fluctuations in currency exchange rates. In managing our foreign exchange risk, we enter from time to time into various foreign exchange hedging contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate. We periodically assess the applicability of the U.S. dollar as our functional currency by reviewing the salient indicators.

PART II OTHER INFORMATION
Item 1. Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities.
ISSUER PURCHASES OF EQUITY SECURITIES
PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     The following table provides information about purchases by us and our affiliated purchasers during the quarter ended December 31, 2008 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:
     Ordinary Shares

(c)
			Total Number of	(d)
			Shares	Maximum Number (or
	(a)		Purchased as Part	Approximate Dollar Value)
	Total Number of	(b)	of Publicly	of Shares that
	Shares	Average Price	Announced Plans	May Yet Be Purchased Under
Period	Purchased	Paid per Share (2)	or Programs	the Plans or Programs(1)
10/1/08-10/31/08	467,808	$26.90	467,808	$82,723,018

Total	467,808	$26.90	467,808	$82,723,018

(1)	In August 2007, our board of directors authorized a share repurchase plan allowing the repurchase of up to $400 million of our outstanding ordinary shares. The authorization permits us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we consider appropriate. Although we currently do not have any plans to repurchase additional ordinary shares, we have authority to repurchase up to $82.7 million of our ordinary shares under this plan.

(2)	The average price per share excludes broker and transaction fees.
     Convertible Notes

(c)
		(b)	Total Number of	(d)
	(a)	Average Price	Principal Amount of	Maximum Number (or
	Total Principal	Paid per $1000	Convertible Notes	Approximate Dollar Value)
	Amount of	Principal Amount	Purchased as Part of	of Convertible Notes that
	Convertible Notes	of Convertible	Publicly Announced	May Yet Be Purchased Under
Period	Purchased	Notes	Plans or Programs	the Plans or Programs(1)
11/1/08-11/30/08	100,000,000	$978.88	100,000,000	$—

Total	100,000,000	$978.88	100,000,000	$—

(1)	During the first quarter of fiscal 2009, using loan proceeds from our revolving credit facility, we purchased $100 million aggregate principal amount of our notes at an average price of 98% of the principal amount, excluding accrued interest and transaction fees.

Item 2. Reports on Form 6-K
(a)	Reports on Form 6-K
The Company furnished or filed the following reports on Form 6-K during the three months ended December 31, 2008:
(1) Form 6-K dated November 5, 2008
(2) Form 6-K dated December 8, 2008
(3) Form 6-K dated December 11, 2008
(4) Form 6-K dated December 29, 2008

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED
/s/ Thomas G. O’Brien
Thomas G. O’Brien
Treasurer and Secretary Authorized U.S. Representative
Date: February 9, 2009